FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated April 30, 2008

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
Linda László	Magyar Telekom IR	+36 1 457 6084
Márton Peresztegi	Magyar Telekom IR	+36 1 458 7382

investor.relations@telekom.hu

Magyar Telekom to gain full ownership over interactive solutions and content service provider companies

Budapest — April 30, 2008 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces that it has signed a strategic co-operation agreement with IKO Production Kft. to split the activities of the jointly owned IKO-Telekom Media Holding and gain full control of the Holding’s two independent content service provider subsidiaries, IKO New Media and IKO Content & Rights.

The IKO-Telekom Media Holding Zrt. (Holding) is currently 50-50% owned by Magyar Telekom and IKO Production, and has 100% ownership of IKO New Media Kft. and IKO Content & Rights Kft. companies and a 31% stake in Magyar RTL Televízió Zrt. (M-RTL), the leading Hungarian commercial TV station, member of the RTL Group. IKO Production Kft. is part of the IKO Media Group, one of the fastest developing media groups in the CEE region.

According to the co-operation agreement, the properties of the Holding will be split between the owners by way of a demerger; as a result Magyar Telekom gains 100% ownership over IKO New Media and IKO Content & Rights, and is entitled to a HUF 2 bn compensation, while the Holding including the 31% stake in M-RTL will remain with IKO Production.

Since its establishment in 2003, IKO New Media Kft. has become one of the leading companies in the Hungarian interactive service market, and is the service provider of telecommunications applications for M-RTL. Through its own license, the company produces TV shows and is one of the largest aggregators of premium rate telecommunications services in Hungary with its own independent entertainment content selling division. IKO Content & Rights Kft. is an aggregator in the content outsourcing market. The two companies had revenues of more than HUF 2.8 bn and a 23% EBITDA margin in 2007 (unaudited figures).

The co-operation agreement enables Magyar Telekom to further increase its business focus on content-related and interactive service opportunities. At the same time, by strengthening its position in the content service market   Magyar Telekom will become the leading interactive service provider in Hungary.

The transaction is still pending, subject to the approval of the M-RTL shareholders and the Competition Authority. The Court of Registry is expected to register the legal separation in the fourth quarter of 2008.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
M&A Execution and Investor Relations

Date: April 30, 2008